UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2018

BREWDOG USA INC.
(Exact name of registrant as specified in its charter)

Commission File Number:024-10532 and 024-10793

Delaware
(State of other jurisdiction of
incorporation or organization)

47-3649817
(I.R.S. Employer Identification No.)

65 E State St, Suite 1800
Columbus, Oh 43215
(Address of principal executive offices)

614-908-3051
Issuer's telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") and its subsidiaries were formed for the general purpose of brewing and retailing craft beer in the United States. BrewDog has constructed a brewing facility in Columbus, Ohio that has been operational since April 2017. BrewDog has 109 full time employees and 66 part-time employees as of June 30, 2018. A taproom was opened at the brewing facility in Columbus in February 2017. BrewDog has also opened two additional bars in the Short North and Franklinton neighborhoods of Columbus, Ohio in the six months to June 30, 2018

Management's discussion and analysis of financial condition and results of operations as of December 31, 2017 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626918000009/brewdogform1k.htm

A. Operating Results

Overview

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") was formed on April 22, 2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog is majority owned by BrewDog plc, a United Kingdom company. BrewDog has built a brewery in Columbus, Ohio to manufacture its craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant establishments, which may have small brewing facilities on site that will operate under the name "BrewDog" and will sell BrewDog beer, along with food items.

Results of Operations

The period of January 1, 2018 to June 30, 2018

Revenue. Total revenue for the period of January 1, 2018 to June 30, 2018 was $6,623,302 primarily in wholesale beer sales as well as drink and food sales from our Brewery Taproom and two bars.

Cost of Sales. Cost of sales for the period January 1, 2018 to June 30, 2018 were $4,448,911. Cost of sales for the period were comprised of purchased raw materials, direct labor, overhead and shipping costs associated with brewing operations as well as drink and food purchases and labor for preparing and serving associated with restaurant taproom operations.

Administrative Expenses. Operating expenses for the period January 1, 2018 to June 30, 2018 were $2,362,850. Operating expenses for the period were comprised of payroll, professional fees, marketing, attorney fees, accounting fees, real estate taxes, insurance and other administrative expenses.

Net Loss. Net loss for the six months ending June 30, 2018 was ($2,001,608). This net loss was the result of operating expenses exceeding early stage operating revenues.

B. Liquidity and Capital Resources

We had net cash of $581,466 at June 30, 2018.

During the six months ending June 30, 2018, operating activities used $307,071 primarily due to the extension of trade credit to BrewDog customers as a part of our normal course of business.

Cash used by investing activities relating to capital expenditures during the six months ending June 30, 2018 was $7,113,247. Cash provided by financing activities during the six months ending June 30, 2018 was $7,423,877 related to advances from BrewDog plc. Since inception, our capital needs have primarily been met by BrewDog plc.

C. Plan of Operations

Our plan of operation for the 6 months ended June 30, 2018 is as follows:

In 2017, we began brewing our craft beers and distributing our products throughout Ohio and select states. We plan to continue state expansion throughout 2018. We opened our first BrewDog Bar in the United States in early 2017 at the Columbus brewery. We have opened two more BrewDog Bars in Columbus, Ohio in the six months to June 2018. We have also started construction of our BrewDog Hotel to be located at the Columbus brewery. We plan to open the BrewDog Hotel in 2018. We have hired and plan to hire staff to run our business and to help us follow through on our business plans.

D. Trend Information

Based on the results in 2017 and 2018, BrewDog believes there is a market for its products in North America. However, it is difficult to predict changing consumer preferences in craft beer. If we are unable to react to changing consumer preferences, our sales could decrease. Additionally, BrewDog sells its beer within a three-tier distribution system. BrewDog competes for a share of the distributor's attention, time and selling efforts. In retail establishments, BrewDog competes for shelf space and tap handle placement. Failure to maintain distributor's attention or retail space could cause sales to decrease. If the market price for hops, malt, barley or other brewing ingredients rises, BrewDog's product cost will rise and potentially threaten the Company's ability to meet profitability and/ or demand.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (ASC Topic 606), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. On January 1, 2018, we adopted the requirements of ASC Topic 606 and all the related amendments to all of our contracts using the modified retrospective method. Upon completing our implementation assessment of Topic ASC 606, we concluded that no adjustment was required to the opening balance of retained earnings at the date of initial application. The comparative information has also not been restated and continues to be reported under the accounting standards in effect for those periods. Additional disclosures required by ASC Topic 606 are presented within the aforementioned Revenue Recognition policy disclosure. We recognize revenue on Brewery product sales to distributors or through self-distribution at the time when the product is shipped and control of the product is transferred to the customer according to the shipping terms. Revenue from the Brewery Taproom and two bars are recognized as revenue at the point of the delivery of meals and services. Company sales are presented net of sales tax.

G. Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2. Other Information.

None.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF BREWDOG USA INC.
Interim Consolidated Balance Sheet as of June 30, 2018 (unaudited) and December 31, 2017 (audited)	6
Interim Consolidated Income Statements for the Six Months Ended June 30, 2018 (unaudited) and for the Six Months Ended June 30, 2017 (unaudited)	7
Statements of Cash Flows for the Six Months Ended June 30, 2018 (unaudited) and for the Six Months Ended June 30, 2017 (unaudited)	8
Interim Consolidated Statement of Shareholder's Equity as of June 30, 2018 (unaudited)	9
Notes to Financial Statements	9-16

BrewDog USA Inc.
Consolidated Balance Sheets
As of June 30, 2018 (unaudited) and December 31, 2017 (audited)

	June 30, 2018	December 31, 2017
	$	$
Assets
Cash and cash equivalents	581,466	577,908
Inventories	1,208,226	929,412
Prepaid expenses and other current assets	1,246,013	727,008
Total Current Assets	3,035,705	2,234,328
Property and equipment, net	36,993,005	30,782,725
Total non-current assets	36,993,005	30,782,725

Total Assets	40,028,710	33,017,053

Liabilities and stockholder's equity
Accruals and other current liabilities	4,281,285	3,261,859
Accounts payable - BrewDog plc	35,655,520	28,223,643
Total current liabilities	39,936,805	31,485,502
Deferred tax liability	2,058,462	1,457,246
Other non-current liabilities	160,915	192,168
Total non-current liabilities	2,219,377	1,649,414

Common stock; par value of $0.01; 10,000,000 shares authorized and 6,464,242 shares issues and outstanding at June 30, 2018 and December 31, 2017	64,642	64,642
Additional paid-in capital	7,946,365	7,954,365
Accumulated deficit	(10,138,479)	(8,136,870)
Total stockholder's deficit	(2,127,472)	(117,863)

Total liabilities and stockholder's deficit	40,028,710	33,017,053

See Accompanying notes.

BrewDog USA Inc.
Consolidated Statement of Comprehensive Loss
Six Months Ended June 30, 2018 (unaudited) and
for the Six Months Ended June 30, 2017 (unaudited)

	June 30, 2018	June 30, 2017
	$	$
Revenue	6,623,302	1,497,677
Cost of Revenue	4,448,911	1,772,841
Operating profit	2,174,391	(275,164)
Costs and other expenses
Administrative expenses	2,362,850	1,620,110
Interest expense	308,901	64,950
Depreciation	903,033	345,425
Loss before income tax expense	(1,400,393)	(2,305,649)
Income tax expense	601,216	-
Net Comprehensive loss	(2,001,608)	(2,305,649)

Basic loss per share	(0.31)	(0.36)
Weighted Average basic common shares outstanding	6,464,242	6,409,534

See Accompanying notes.

BrewDog USA Inc.
Consolidated Statement of Cash Flows
Six Months Ended June 30, 2018 (unaudited) and
for the Six Months Ended June 30, 2017 (unaudited)

	June 30, 2018	June 30, 2017
Cash flows from operating activities	$	$
Net loss	(2,001,608)	(2,305,649)
Adjustment to reconcile net loss to net cash used by
operating activities:
Depreciation expense	903,033	345,425
Changes in operating assets and liabilities:
Inventories	(278,814)	(601,875)
Prepaid expenses and other current assets	(519,006)	25,725
Accruals and other current liabilities	1,589,323	2,700,180
Net cash used in operating activities	(307,071)	163,806

Cash flows from investing activities
Capital expenditures	(7,113,247)	(8,881,035)
Net cash used in investing activities	(7,113,247)	(8,881,035)

Cash flows from financing activities
Issue of common stock	-	1,873,650
Cost of issue of common stock	(8,000)	(336,108)
Advances from BrewDog plc	7,431,877	7,437,562
Net cash provided by financing activities	7,423,877	8,975,104

Net increase in cash and cash equivalents	3,558	257,875
Cash and cash equivalents, beginning	577,908	138,797
Cash and cash equivalents, ending	581,466	396,672

Supplemental schedule on non-cash financing activities
Construction in progress not yet paid, but accrued	1,487,018	1,847,366

See accompanying notes.

BrewDog USA Inc.
Consolidated Statement of Shareholder's Equity as of June 30, 2018 (unaudited)

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2018	6,464,242	$64,642	$7,954,365	$(8,136,870)	$(117,863)
Stock issuance
Stock issuance costs			(8,000)		(8,000)
Net loss				(2,001,608)	(2,001,608)
Balance, June 30, 2018	6,464,242	$ 64,642	$7,946,365	$(10,138,479)	$(2,127,472)
	See accompanying notes.

The accompanying notes are an integral part of these financial statements.

BREWDOG USA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Description of Business

BrewDog USA Inc. ("BrewDog" or in the first person notations of "we," "us," and "our") was formed on April 22, 2015, as a wholly owned subsidiary of BrewDog plc, a company incorporated in the United Kingdom. BrewDog and its wholly owned subsidiaries, BrewDog Columbus LLC, BrewDog Brewing Company LLC, BrewDog Brewing Company Franklinton LLC, BrewDog Dogtap LLC, BrewDog Doghouse LLC and BrewDog Short North LLC, have completed the headquarters, brewery and pub in Columbus, Ohio. The Taproom opened in February 2017; the brewery opened in July 2017; and two additional bars opened in the Short North and Franklinton neighborhoods of Columbus, Ohio in April and May respectively.

BrewDog's mission is to make other people as passionate about great craft beer as we are. BrewDog has three main prospective focuses:

  To make the best beers we possibly can;
  To be the best company to work for that we can be; and
  To provide mind-blowingly epic service to all our amazing customers.

BrewDog's activities are subject to significant risks and uncertainties, including failing to secure additional funding.

In 2016, BrewDog issued common shares to the public in a Regulation A offering (the "Offering"). As of December 31, 2016, the Company had issued 56,272 shares. During the year to December

31, 2017, the Company issued a further 92,181 shares. The purchase price for all shares was $47.50 per share.

In 2018, BrewDog issued additional common shares to the public in a Regulation A offering (the "Offering"). A maximum of $40 million may be issued under the Offering. As of June 30, 2018, BrewDog shares in the Company had not been sold pursuant to this Regulation A offering.

Note 2: Significant Accounting Policies

Presentation - The accompanying consolidated financial statements include the accounts of Brew Dog and its wholly owned subsidiaries. BrewDog prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP''). All intercompany balances and transactions have been eliminated. As of June 30, 2018, BrewDog Plc uses a centralized approach to treasury services to perform cash management for the operations of its affiliates including BrewDog. As a result, BrewDog Plc funds BrewDog's operating and investing activities, as needed, and any cash generated by BrewDog is transferred to BrewDog Plc. BrewDog Plc will provide financial support as required to BrewDog for a period of not less than 12 months from July 1, 2018.

Accounting estimates - The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could significantly differ from those estimates.

Fair value measurement -We are required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or paid to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity specific measurement. The fair value of certain assets and liabilities approximates carrying value because of the short-term nature of the accounts, including other current assets and accounts payable.

Revenue recognition - Revenue consists of sales of our beer to distributors and through self-distribution and sales of beer, wine, food and merchandise at our bars. We recognize revenue on Brewery product sales to distributors or through self-distribution at the time when the product is shipped and control of the product is transferred to the customer according to the shipping terms. Revenue from the Brewery Taproom and two bars are recognized as revenue at the point of the delivery of meals and services. If the conditions for revenue recognition are not met, we defer the revenue until all conditions are met.

Operating expenses - Administrative expenses are expensed as incurred, and also include all directly attributable costs from BrewDog Plc.

Foreign currency - The majority of our expenditures were denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollar at the rates of exchange prevailing at the balance sheet date. Transactions in foreign currencies are recorded at the prevailing rate at the date of the transaction with foreign currency transaction gains and losses recorded in the consolidated statement of comprehensive loss.

Income taxes - On December 22, 2017, the President signed into legislation The Tax Cuts and Jobs Act (the Act). The Act changes existing U.S. tax law and includes numerous provisions that will affect our business, including our income tax accounting, disclosure and tax compliance. We believe the most impactful changes within the Act to BrewDog are those that will reduce the U.S. corporate tax rates, business-related exclusions and deductions and credits. Accounting Standards Codification 740, "Income Taxes" (Topic 740), requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Consequently, as of the date of enactment, and during the twelve months ended December 31, 2017, we have remeasured all deferred tax assets and liabilities at the newly enacted Corporate U.S. income tax rate. This amount has subsequently been offset by a valuation allowance. The mandatory repatriation ("toll charge") is not applicable to BrewDog as the company does not have ownership in foreign subsidiaries, and therefore does not have foreign earnings and profits to be repatriated to the US.

Accounts receivable - Accounts receivable are included in the prepaid expense and other current asset in the consolidated balance sheet. We derive the majority of our revenues from sales of our products to a distributor and direct to the public. We establish an allowance for doubtful accounts on a case-by-case basis, considering changes in the financial position of a customer, when we believe the required payment of specific amounts owed to us is unlikely to occur. At June 30, 2018, we had no allowances for doubtful accounts.

Incentives and other reductions - In the course of selecting Columbus, Ohio, as the North American headquarters, BrewDog received agreements it intends to exercise on certain economic incentives from various governmental entities. The incentives include employee income tax withholding reductions, training grants and development grants for fixed asset investments which may total approximately $1,000,000. These incentives require BrewDog to meet certain investment, job and payroll amounts to receive the incentives. These incentives will be available to BrewDog through 2026. Additionally, BrewDog received a 15-year property tax abatement for the North American headquarters. These various incentives are recognized when there is reasonable assurance that the incentives will be received and BrewDog will be able to comply with the conditions attached to the incentives. At the time, the incentives will be recognized either in the consolidated statement of comprehensive loss for incentives related to income or the consolidated balance sheet for incentives related to assets in a systematic and rational basis over the periods in which the incentive applies and/or as expenses/costs for which the incentives are intended to compensate are incurred.

Cash and cash equivalents - BrewDog considers all highly liquid investments with original maturities of less than three months or less at the time of purchase to be cash and cash equivalents.

Prepaid expenses and other current assets - Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include advance payment for software, furniture and service contracts requiring up-front payments.

Inventories - Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malt, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first-out) or realisable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labour and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods includes retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products as compared to forecasted amounts may result in recording provisions for excess or expired inventory in the future.

Property and equipment - Property and equipment are stated at cost. Depreciation is recorded using the straight-line and declining balance method over the estimated useful lives of the assets.

1. Land	Not depreciated
2. Assets under construction	Not depreciated
3. Computer equipment	2 - 3 years of life on Straight Line
4. Motor vehicles	25% on declining balance
5. Fixtures and fittings	10 - 25% on declining balance and 4 years of life on Straight Line
6. Property and equipment	10 - 25% on declining balance and 2 -4 years of life on Straight Line
7. Buildings	4 - 50 years of life on Straight Line

Depreciation expense was $903,033 and $345,425 for the six months ending June 30, 2018 and 2017, respectively.

Subsequent events - BrewDog has evaluated all subsequent events through September 28, 2018, the date the accompanying consolidated financial statements were available to be issued. No matters noted except the accounts payable - BrewDog Plc amount at September 28, 2018 is approximately $37,000,000.

Note 3 - New Accounting Pronouncements

Revenue from Contract with Customers - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers," a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. This update requires companies to recognize revenue at amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services at the time of transfer. In doing so, companies will need to use more judgment and make more estimates than under today's guidance. Such estimates may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. Companies can either apply a full retrospective adoption or a modified retrospective adoption. On January 1, 2018, we adopted the requirements of ASC Topic 606 and all the related amendments to all of our contracts using the modified retrospective method. Upon completing our implementation assessment of Topic ASC 606, we concluded that no adjustment was required to the opening balance of retained earnings at the date of initial application.

Lease Accounting - In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Topic 842 supersedes the previous leases standard, ASC 840, Leases. This guidance is effective for reporting periods beginning after December 15, 2018; however, early adoption is permitted. Entities are required to use a modified retrospective approach through a cumulative effect adjustment to retained earnings applied either to the beginning of the earliest period presented or the beginning of the period of adoption.

Note 4 - Property and Equipment
Property and equipment consist of the following:

	June 30, 2018	December 31, 2017
	Unaudited	Audited
Land	$ 1,118,148	$ 1,118,148
Asset under construction	5,379,774	356,757
Computer equipment	124,561	32,776
Motor Vehicles	98,743	57,290
Fixtures and fittings	1,519,935	799,882
Property and equipment	18,442,332	17,553,753
Buildings	12,362,357	12,014,400
Property and equipment	39,045,850	31,933,006
Accumulated depreciation	(2,052,845)	(1,150,281)
Property and equipment, net	$ 36,993,005	$ 30,782,725

Note 5 Inventories
Inventory consist of the following:

	June 30, 2018	December 31, 2017
	Unaudited	Audited
Raw materials	$ 778,374	$ 356,286
Finished goods	219,559	388,408
Work in progress	210,293	184,718
Total inventories	$ 1,208,226	$ 929,412

Note 6 Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist of the following:

	June 30, 2018	December 31, 2017
	Unaudited	Audited
Accounts receivable	$ 367,717	$ 2,257
Prepaid expenses	491,018	57,392
Receivable from related party (Franklinton)	378,284	664,292
Other	8,994	3,067
Total prepaid expenses and other current assets	$ 1,246,013	$ 727,008

Note 7 - Accruals and Other Current Liabilities
Accruals and other current liabilities consist of the following:

	June 30, 2018	December 31, 2017
	Unaudited	Audited
Trade payables	$ 1,458,817	$ 468,179
Payables associated with property and equipment	1,632,107	1,804,191
Real estate taxes payable	19,500	38,196
Deferred revenue	299,450	292,396
Sales tax payable	45,369	36,474
Wages payable	124,214	55,537
Other accruals	701,828	566,886
Total accruals and other current liabilities	$ 4,281,285	$ 3,261,859

Note 8 Income Taxes

Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

For the six months ended June 30, 2018, BrewDog has recorded $601,216 income tax expense as a result of current year losses and valuation allowance against deferred tax assets. For the year ended December 31, 2017, BrewDog recorded $1,457,246 of income tax expense.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Scheduling reversal of timing differences indicated that deferred tax liabilities may not reverse in sufficient time to allow the Company to utilize all net operating losses before expiration. As a result, a valuation allowance has been recorded in excess of the net deferred tax liability. BrewDog has provided a valuation allowance of $4,515,164 of the deferred tax assets at June 30, 2018.
BrewDog has not completed its determination of the accounting implications of the Act on its tax accruals. However, BrewDog has reasonably estimated the effects of the Act to have $0 impact to income tax expense. As BrewDog completes its analysis of the Act, collects and prepares necessary data, and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, BrewDog may make adjustments to the provisional amounts. Those adjustments may materially impact BrewDog's provision for income taxes in the period in which the adjustments are made.

Note 9 Commitments and Contingencies

Capital commitments

In connection with the construction of property and equipment at June 30, 2018, BrewDog has approximately $1,487,018 ($7,195,191 at December 31, 2017) of remaining capital commitments to be incurred primarily in 2018 associated with the construction of the hotel.

Operating Leases

BrewDog leases bar and brewery facilities under noncancelable operating lease agreements. The lease agreements require BrewDog to pay taxes, maintenance, insurance and other occupancy expenses.
Rent expense for operating leases is recognized on a straight-line basis. Rent expense of $92,597 and $52,749 was recognized for all operating leases during the six months ended June 30, 2018 and 2017 respectively.

The following is a schedule of future minimum rental payments required under the operating lease agreements as of June 30, 2018 (in thousands):

2018	204
2019	210
2020	210
2021	210
2022	210
2023	15
$ 1,050

Note 10 Operating Segments

BrewDog operates in a single operating segment.

Note 11 Related Party Transactions

Our operations are funded by BrewDog plc as an intercompany balance repayable on demand. Total funding provided during the six months ended June 30, 2018 amounted to $7,431,877.

The payable of $35,655,520 to BrewDog PLC included in the consolidated balance sheet is the result of various transactions between BrewDog and BrewDog Plc. There are no terms of settlement and interest is charged at applicable federal rates on the account balance. Total interest charged during the six months ended June 30, 2018 amounted to $306,392. The balance is primarily the result of the establishment of BrewDog operations in the United States and BrewDog being part of BrewDog's participation in BrewDog Plc's cash management program, wherein all of BrewDog's cash receipts are remitted to BrewDog Plc and all cash disbursements are funded by BrewDog Plc. Other transactions include miscellaneous administrative expenses incurred by BrewDog Plc on behalf of BrewDog.

BrewDog Plc provided certain services to BrewDog including, but not limited to, Executive services, accounting and legal services, and other selling, general and administrative expenses. The allocation method utilized by management of BrewDog Plc during the period from January 1, 2018 to June 30, 2018, was a charge of $135,003. Management of BrewDog believes this method is a reasonable allocation. The amount included in the consolidated statement of comprehensive loss by BrewDog for the period from January 1, 2018 to June 30, 2018, was $135,003 and (from January 1, 2017 to June 30, 2017 amounted to $130,000).

Item 4. Exhibits

INDEX TO EXHIBITS

Charters (including amendments) *	Item 17.2
Bylaws*	Item 17.2
Material Contracts*	Item 17.6

* Previously filed with Offering Circular.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on September 28, 2018.

BREWDOG USA, INC.

By: /s/ Neil Simpson

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title
By: /s/ James Watt	Chief Executive Officer BrewDog USA Inc. September 28, 2018
By: /s/ Neil Simpson	Chief Financial Officer BrewDog USA Inc. September 28, 2018